UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
PRESS RELEASE	Utrechtseweg 68
Postbus 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS WINS FIRST CHINESE RAIL ASSIGNMENT

Arnhem, the Netherlands–January 18, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, announced today that it, as part of a consortium, has been awarded the contract for the construction management for a 247 km long section of the high speed railway in China from Wuhan to Hwadu.  The total value of the contract is approximately € 16 million, of which ARCADIS’ share equals approximately 20%. ARCADIS’ role is focussed on ensuring that the quality of the high speed rail line meets international standards.

The project is part of the 935 km long high speed railway line between Wuhan (Hubei province) and Guangzhou (Quangdong province) and is the first high speed line in China, with a design speed of 350 km/hr. The connection will in future link Beijing (via Wuhan), Guangzhou, and Shenzhen with Hong Kong. The project is to be completed within the extremely short timeframe of 54 months. In the consortium, ARCADIS works together with Chinese companies and with MAA Engineering Consultants International Ltd., a company active in the Asian market.

China’s rail infrastructure expansion program envisions a total of 24,000 km of additional rail line, about 12,000 km of which will be high speed rail. ARCADIS is one of the firms selected to work on rail infrastructure projects in this market.

ARCADIS CEO Harrie Noy commented on the project win: “Because of our strong position and good market opportunities, we have targeted rail infrastructure as a key strategic growth market. In the Chinese market a considerable investment will be made in rail infrastructure in the coming years. This project win shows that our strategy is yielding results and offers ARCADIS good prospects for further expansion in this region.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, ARCADIS. Phone: +31-26-3778604, e-mail:

j.slooten@arcadis.nl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: January 19, 2006	By:	/s/ J.M. van Bergen-van Kruijsbergen
J.M. van Bergen-van Kruijsbergen
Chairman, Executive Board